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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2020** (MM/DD/YY) AND ENDING **DECEMBER 31, 2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **BRIDGE ALTERNATIVES SECURITIES, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 SOUTH CLARK STREET 17TH FLOOR
(No. and Street)

CHICAGO	**IL**	**60603**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NATALIE MILLER **706-429-2199**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY
(Name - *if individual, state last, first, middle name*)

505 NORTH MUR-LEN ROAD OLATHE	**KANSAS**	**66062**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, RYAN DUNCAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or BRIDGE ALTERNATIVES SECURITIES, LLC, as of DECEMBER 31, 2020 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Public Notary

"OFFICIAL SEAL"
NINA G. STAVROPOULOS
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 12/15/2024

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIDGE ALTERNATIVES SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2020
With Report of Registered Public Accounting Firm

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Bridge Alternatives Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bridge Alternatives Securities, LLC as of December 31, 2020, and the related notes and schedules (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bridge Alternatives Securities, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bridge Alternatives Securities, LLC's management. Our responsibility is to express an opinion on Bridge Alternatives Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bridge Alternatives Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Bridge Alternatives Securities LLC's auditor since 2019.

Olathe, Kansas
March 15, 2021

BRIDGE ALTERNATIVES SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and cash equivalents	$	37,000
Accounts receivable		93,490
Prepaid expenses and other assets		2,849
Total assets	**$**	**133,339**

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	6,151
Due to related party		0
Total liabilities		6,151
Member's equity		127,188
Total liabilities and member's equity	**$**	**133,339**

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Bridge Alternatives Securities, LLC (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is an Illinois Limited Liability Company (LLC) and a wholly owned subsidiary of Bridge Alternatives Holdings, Inc. (the "Parent" and sole member). The Company operates as a placement agent specializing in private placements of securities and financial advisory services.

Cash and cash equivalents: For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As December 31, 2020, the Company had no uninsured cash balances.

Referal fee income: The Company's income is substantially derived from referral fees and retainer revenue. Fees are recorded as earned.

Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position included in an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state, or local income tax examinations related to the Company's activities for tax years before 2014.

Revenue from contracts with customers:

Significant Judgements

Revenue from contracts with customers includes commission income and fees from commissions. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from contracts with customers:

Investment Banking

Underwriting fees. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company in contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Fair value of financial instruments: All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $30,849, which was $25,849 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 19.94%.

NOTE C - RELATED PARTY TRANSACTIONS

During 2020 the Company had an expense sharing agreement ("ESA") in place with its Parent as it relates to rent, technology, and communication provided by the Parent. The Company's expenses, pursuant to the terms of the ESA for the year ended December 31, 2020, were approximately $5,251.

NOTE D - BUSINESS CONCENTRATIONS

The Company earned revenue from two customers, Multicoin that accounted for 30% and Aura Capital that accounted for 70% of fees for the year ended December 31, 2020.

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies.

NOTE F - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 15, 2020, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2020 requiring disclosure.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Bridge Alternatives Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2020, in which (1) Bridge Alternatives Securities, LLC did not claim an exemption from 17 C.F.R. §240.15c3-3 and (2) Bridge Alternatives Securities, LLC stated that Bridge Alternatives Securities, LLC was in compliance with the provisions throughout the most recent fiscal year without exception. Bridge Alternatives Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bridge Alternatives Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013.

Olathe, Kansas
March 15, 2021

 **Bridge Securities**

125 South Clark Street
17th Floor
Chicago, IL 60603

February 25, 2021

David Lundgren & Co.
505 N. Mur-Len Road
Olathe, KS 66062
(913) 782-9530

Attention: David Lundgren

Bridge Alternatives Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Report was prepared as required by 17C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company is not claiming exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Company has not, does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to private placements of securities.

I, Ryan Duncan, affirm that, to the best of my knowledge and belief, this report is true and correct.

By: _____

Title: Managing Partner

Date: March 15, 2021